UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

CALLON PETROLEUM COMPANY

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

13123X508

(CUSIP Number)

Brian J. Riley

JB Investments Management, LLC

355 Valley Park Road

Phoenixville, Pennsylvania 19460

(484) 928-1645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 13123X508		Page 2 of 11

1	NAMES OF REPORTING PERSONS JB Investments Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,211 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,211 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,211 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IA, CO

(1)	Based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

SCHEDULE 13D
CUSIP No. 13123X508		Page 3 of 11

1	NAMES OF REPORTING PERSONS JB Investments Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,859,011 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,859,011 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,859,011 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

SCHEDULE 13D
CUSIP No. 13123X508		Page 4 of 11

1	NAMES OF REPORTING PERSONS JB Investments Parallel Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 196,200 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 196,200 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 196,200 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

SCHEDULE 13D
CUSIP No. 13123X508		Page 5 of 11

1	NAMES OF REPORTING PERSONS JB Investments Fund III GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,211 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,211 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,211 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(2)	Based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

SCHEDULE 13D
CUSIP No. 13123X508		Page 6 of 11

1	NAMES OF REPORTING PERSONS Brian J. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,055,211 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,055,211 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,055,211 Shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

SCHEDULE 13D
CUSIP No. 13123X508		Page 7 of 11

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Callon Petroleum Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Briarlake Plaza, 2000 W. Sam Houston Parkway S., Suite 2000, Houston, Texas 77042.

ITEM 2.	Identity and Background.

(a) This statement is filed by:

(i)	JB Investments Fund III, L.P., a Delaware limited partnership (“Fund III”);
(ii)	JB Investments Parallel Fund III, L.P., a Delaware limited partnership (“Parallel Fund III” and, together with Fund III, the “Funds”);
(iii)	JB Investments Fund III GP, LLC, a Delaware limited liability company and the general partner of each of the Funds (the “General Partner”);
(iv)	JB Investments Management, LLC, a Delaware limited liability company registered as an investment adviser with the Securities and Exchange Commission, the investment advisor of each of the Funds and the Managing Member of the General Partner (the “Investment Advisor”); and
(v)	Brian J. Riley, a natural person and the Sole Member of the Investment Advisor (“Mr. Riley”).

The Funds, the General Partner, the Investment Advisor and Mr. Riley may each be referred to herein as a “Reporting Person,” and, collectively, as the “Reporting Persons.”

(b) The principal business address of each Reporting Person is 355 Valley Park Road, Phoenixville, PA 19460.

(c) The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities in the oil and gas industry for its own account. The principal business of the General Partner is to serve as the general partner of each of the Funds. The principal business of the Investment Advisor is to provide investment advisory services to each of the Funds. Mr. Riley’s principal occupation is to serve as the Sole Member of the Investment Advisor.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Persons is as follows:

(i) Fund III – Delaware;

(ii) Parallel Fund III – Delaware;

(iii) The General Partner – Delaware;

(iii) The Investment Advisor – Delaware; and

(v) Mr. Riley – United States of America.

SCHEDULE 13D
CUSIP No. 13123X508		Page 8 of 11

ITEM 3.	Source and Amount of Funds or Other Consideration.

Fund III paid $71,655,060 in the aggregate out of its general working capital to purchase the 2,859,011 shares of Common Stock which it directly and beneficially owns (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) and which are the subject of this Schedule 13D.

Parallel Fund III paid $4,703,465 in the aggregate out of its general working capital to purchase the 196,200 shares of Common Stock which it directly and beneficially owns and which are the subject of this Schedule 13D.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock that are the subject of this Schedule 13D in the ordinary course of business in the belief that the securities were undervalued and represented an attractive investment opportunity.

Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. In addition, the Reporting Persons has communicated with the Issuer’s management, and in the future may communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time, with respect to the Issuer’s business, operations, board composition, management, strategy and future plans and the matters set forth in this Item 4 or otherwise work with the Issuer’s board of directors and management with a view to advancing stockholder interests. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of the foregoing matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a) The percentages of ownership indicated in this Schedule 13D are calculated based on 46,264,870 shares of Common Stock outstanding as of April 30, 2021 (the “Record Date”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2021.

As of the date of this Schedule 13D, each Reporting Person may be deemed to be the beneficial owner (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of the shares of Common Stock that are the subject of this Schedule 13D as follows:

(i) Fund III is the record and direct beneficial owner of 2,859,011 shares of Common Stock, which constituted approximately 6.2% of the Issuer’s shares of Common Stock outstanding as of the Record Date.

SCHEDULE 13D
CUSIP No. 13123X508		Page 9 of 11

(ii) Parallel Fund III is the record and direct beneficial owner of 196,200 shares of Common Stock, which constituted approximately 0.4% of the Issuer’s shares of Common Stock outstanding as of the Record Date.

(iii) The General Partner, as the general partner of each of the Funds, may be deemed to beneficially own the 3,055,211 shares of Common Stock beneficially owned by the Funds, which constituted approximately 6.6% of the Issuer’s shares of Common Stock outstanding as of the Record Date. The General Partner disclaims beneficial ownership of such 3,055,211 shares of Common Stock beneficially owned by the Funds for all other purposes.

(iv) The Investment Advisor, as the investment advisor of each of the Funds and as the Managing Member of the General Partner, may be deemed to beneficially own the 3,055,211 shares of Common Stock beneficially owned by the Funds, which constituted approximately 6.6% of the Issuer’s shares of Common Stock outstanding as of the Record Date. The Investment Advisor disclaims beneficial ownership of such 3,055,211 shares of Common Stock beneficially owned by the Funds for all other purposes.

(v) Mr. Riley, as the Sole Member of the Investment Advisor, may be deemed to beneficially own the 3,055,211 shares of Common Stock beneficially owned by the Funds, which constituted approximately 6.6% of the Issuer’s shares of Common Stock outstanding as of the Record Date. Mr. Riley disclaims beneficial ownership of such 3,055,211 shares of Common Stock beneficially owned by the Funds for all other purposes.

(b) Fund III and Parallel Fund III have the power to vote or direct its vote of, and the power to dispose or direct the disposition of, the 2,859,011 and 196,200 shares of Common Stock owned by Fund III and Parallel Fund III, respectively. The General Partner, the Investment Advisor and Mr. Riley may be deemed to share with the Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,055,211 shares of Common Stock beneficially owned by the Funds.

(c) Schedule A attached hereto sets forth all of the transactions in the Common Stock effected during the past 60 days by the persons named in Item 2 hereof. Except as set forth in this Schedule 13D, there have been no transactions in the Common Stock effected during the past 60 days by any person named in Item 2 hereof.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock that are the subject of this Schedule 13D.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have executed a Joint Filing Agreement, dated May 13, 2021, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 99.1 (the “Joint Filing Agreement”).

Other than the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.
Exhibit	Description
99.1	Joint Filing Agreement, dated May 13, 2021, by and among the Reporting Persons.

SCHEDULE 13D
CUSIP No. 13123X508		Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

JB Investments Management, LLC

By: /s/ Brian J. Riley

Name: Brian J. Riley

Title: Sole Member

JB Investments Fund III, L.P.

By: JB Investments Fund III GP, LLC

Its: General Partner

By: JB Investments Management, LLC

Its: Manager

By: /s/ Brian J. Riley

Name: Brian J. Riley

Title: Sole Member

JB Investments Parallel Fund III, L.P.

By: JB Investments Fund III GP, LLC

Its: General Partner

By: JB Investments Management, LLC

Its: Manager

By: /s/ Brian J. Riley

Name: Brian J. Riley

Title: Sole Member

JB Investments Fund III GP, LLC

By: JB Investments Management, LLC

Its: Manager

By: /s/ Brian J. Riley

Name: Brian J. Riley

Title: Sole Member

Brian J. Riley

By: /s/ Brian J. Riley

Name: Brian J. Riley

SCHEDULE 13D
CUSIP No. 13123X508		Page 11 of 11

SCHEDULE A

Transactions in Common Stock During the Past 60 Days

Reporting Person	Buy/Sell	Date	Security	Number of Shares Purchased	Approximate Price Per Share*
Fund III	Buy	April 7, 2021	Common Stock	44,485	$37.63
Parallel Fund III	Buy	April 7, 2021	Common Stock	3,046	$37.63
Fund III	Buy	April 8, 2021	Common Stock	1,611	$36.50
Fund III	Buy	April 8, 2021	Common Stock	1,216	$37.97
Fund III	Buy	April 8, 2021	Common Stock	2,162	$36.87
Parallel Fund III	Buy	April 8, 2021	Common Stock	1,184	$37.97
Parallel Fund III	Buy	April 8, 2021	Common Stock	321	$36.50
Parallel Fund III	Buy	April 8, 2021	Common Stock	257	$36.87
Fund III	Buy	April 9, 2021	Common Stock	487	$37.34
Fund III	Buy	April 9, 2021	Common Stock	2,246	$37.07
Parallel Fund III	Buy	April 9, 2021	Common Stock	613	$37.34
Parallel Fund III	Buy	April 9, 2021	Common Stock	443	$37.07
Fund III	Buy	April 14, 2021	Common Stock	33,074	$38.07
Parallel Fund III	Buy	April 14, 2021	Common Stock	3,525	$38.07
Parallel Fund III	Buy	April 26, 2021	Common Stock	10,041	$35.80
Parallel Fund III	Buy	April 26, 2021	Common Stock	200	$35.83
Parallel Fund III	Buy	April 26, 2021	Common Stock	328	$35.87

* Including any brokerage fees paid.